UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-35530

BROOKFIELD RENEWABLE
PARTNERS L.P.
(Translation of registrant's name into English)

73 Front Street, 5th Floor Hamilton HM 12 Bermuda (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT LIST
Exhibit
99.1	Q2 2016 Interim Report
99.2	Interim Consolidated Financial Statements and Notes for the Three and Six Months Ended June 30, 2016 and 2015
99.3	Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2016 and 2015
99.4	Form 52-109F2 – Certification of Interim Filings – CEO
99.5	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by
its general partner, Brookfield Renewable Partners
Limited

Date: August 4, 2016	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary